`                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 TRIAD PARK, LLC
                                 ---------------
                                (Name of Issuer)

                      Membership Interests, no par value
                      ----------------------------------
                         (Title of Class of Securities)

                                  895814101
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 23, 1998
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 12

CUSIP NO. 895814101              SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 3 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 4 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            14,000**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       14,000**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,012,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 5 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             TPL ACQUISITION, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 6 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                         PELL DEVELOPMENT COMPANY

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 7 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                      JOSEPH PELL

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 8 of 12

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                         EDA PELL

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 895814101              SCHEDULE 13D                     Page 9 of 12

This Amendment No. 6 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 20, 1998 by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"). This Amendment No. 6 is filed with respect to the Limited Liability Company Membership Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed because the Kontrabecki Group, Inc. ("TKG") has asserted in a litigation filed in the United States District Court for the Northern District of California that additional information should be provided concerning Pell Development Company, the source of $18,118,892 in capital for this transaction. Solely for the purposes of addressing the issues raised by TKG in the California litigation, and without setting any precedent for the future, the Blum Reporting Persons and Pell Development Company, Joseph Pell, and Eda Pell (the "Pell Reporting Persons") submit this amendment. Other than the Blum Reporting Persons and the Pell Reporting Persons, no other persons have or will have the power to direct or cause the direction of the management and policies of TPL Acquisition, LLC (including, without limitation, those persons identified in Item 3 of Amendment No. 5). The Blum Reporting Persons and the Pell Reporting Persons are collectively referred to herein as the "Reporting Persons". Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------
Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to Pell Development Company, Joseph Pell and Eda Pell (information with respect to the Blum Reporting Persons having previously been disclosed):

Pell Development Company is a California sole proprietorship. Its principal executive office is located at 100 Smith Ranch Road, Suite 325, San Rafael, California 94903. The names of the co-owners of Pell Development Company and their addresses, citizenship and principal occupation are as follows (there are no officers or directors of Pell Development Company):

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Joseph Pell           100 Smith Ranch Road     USA        Co-Owner
Owner                 San Rafael, CA 94903

Eda Pell              100 Smith Ranch Road     USA        Co-Owner
Owner                 San Rafael, CA 94903

                                      *  *  *

To the best knowledge of the Blum Reporting Persons and the Pell Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

CUSIP NO. 895814101              SCHEDULE 13D                    Page 10 of 12

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the Blum Reporting Persons, nor the Pell Reporting Persons, are responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a),(b) As of this date, the Pell Reporting Persons do not own any Interests of the Company. Moreover, the Pell Reporting Persons expressly disclaim beneficial ownership of any of the securities of the Company, including but not limited to those securities of the Company owned by The Blum Reporting Persons.

(c), (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended to add the following information:

The Blum Reporting Persons and the Pell Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Solely for the purposes of addressing an issue that has been raised by TKG in the California litigation, and without setting any precedent for the future, the Blum Reporting Persons and the Pell Reporting Persons state that they are parties only to agreements with respect to investments in and the operation of TPL Acquisition, LLC.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.


CUSIP NO. 895814101              SCHEDULE 13D                    Page 11 of 12

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------         ---------------------------------
    Murray A. Indick                        Murray A. Indick
    Managing Director                       Managing Director, General Counsel
    and General Counsel                     and Secretary


TPL ACQUISITION, LLC                     /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.   -------------------------------------
    Its Managing Member                  RICHARD C. BLUM

    By: Richard C. Blum & Associates,    By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner


        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel


PELL DEVELOPMENT COMPANY


By  /s/ Joseph Pell              	    /s/ Joseph Pell
    -------------------------------     -----------------------------------
    Joseph Pell                         JOSEPH PELL
    Owner


                                        /s/ Eda Pell
                                        --------------------------------------
                                        EDA PELL

CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 12 of 12

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  March 23, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    -------------------------------         ---------------------------------
    Murray A. Indick                        Murray A. Indick
    Managing Director                       Managing Director, General Counsel
    and General Counsel                     and Secretary


TPL ACQUISITION, LLC                     /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.   -------------------------------------
    Its Managing Member                  RICHARD C. BLUM

    By: Richard C. Blum & Associates,    By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner


        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel


PELL DEVELOPMENT COMPANY


By  /s/ Joseph Pell              	    /s/ Joseph Pell
    -------------------------------     -----------------------------------
    Joseph Pell                         JOSEPH PELL
    Owner


                                        /s/ Eda Pell
                                        --------------------------------------
                                        EDA PELL